

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2016

Via E-mail
Jurgita Ashley
Thompson Hine LLP
3900 Key Center
127 Public Square
Cleveland, Ohio 44114-1291

 Re: **Rubicon Technology, Inc.**
   Definitive Additional Soliciting Materials
   Filed June 2, 2016 by Paragon Technologies, Inc., et al.
   Supplemental Correspondence filed June 6, 2016
   File No. 001-33834

Dear Ms. Ashley:

  We have reviewed the above-captioned filings and have the following comments.

  Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please advise us why.

  After reviewing any amended filing and any information you provide in response to these comments, we may have additional comments.

DFAN14A

1. We note your response to the first bullet point in prior comment 1. Please revise the broad reference in your disclosure to "SEC violations" and instead specify the actual facts of the matter to which you allude. As for the reference to "multiple" instances of this behavior, a private party's past allegations regarding compliance with the Investment Company Act of 1940 do not appear to provide adequate support. Accordingly, the statement should be revised in this regard as well. Please note that the press release cited on page 4 of your response letter was substantially amended in a later filing.

2. We note your response to prior comment 3. The response does not provide support for the assertion that "Rubicon's corporate governance would likely fail all standards of quality and fiduciary obligation by all proxy standards today." The response merely indicates that Rubicon has apparently not adhered to the ISS standard with respect to classified boards and then presents the participants' view of Rubicon's corporate governance. Please provide support for the assertion regarding "all proxy standards today" or refrain from making this statement in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3203 or David L. Orlic, Special Counsel, at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ *Bryan J. Pitko*

Bryan J. Pitko
Attorney Advisor
Office of Mergers and Acquisitions